FRB | WEBER SHANDWICK
FINANCIAL COMMUNICATIONS

RE: NN Inc.
2000 Waters Edge Drive
Johnson City, TN 37604

FOR FURTHER INFORMATION:

AT THE COMPANY:	AT FRB|WEBER SHANDWICK	
Will Kelly	Kerry Thalheim	Susan Garland
Treasurer & Manager of Investor Relations	(General info)	(Analyst info)
(423) 743-9151	212-445-8437	212-445-8458

FOR IMMEDIATE RELEASE
June 7, 2002

NN, INC. ANNOUNCES FILING OF REGISTRATION STATEMENT FOR FOLLOW-ON PUBLIC STOCK OFFERING

Johnson City, Tenn – June 7, 2002 – NN, Inc., (Nasdaq: NNBR) announced today that it has filed a registration statement with the Securities and Exchange Commission for a follow-on public offering of 6,500,000 shares of its common stock, of which 2,600,000 shares will be offered by the Company and 3,900,000 shares will be offered by several selling shareholders. The Company will not receive any portion of the proceeds of the sale by selling stockholders.

The follow-on public offering is being underwritten by McDonald Investments Inc., as lead underwriter. Legg Mason Wood Walker, Incorporated is the co-manager of the offering. The underwriters will have the option to purchase up to 975,000 additional shares to cover over-allotments, if any.

A registration statement on Form S-3 relating to the Common Stock has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may any offers to buy be accepted prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Common Stock, nor shall there be any sale of the Common Stock in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of the Common Stock under the securities laws of any such state. Copies of the prospectus relating to the offering may be obtained from McDonald Investments Inc., 800 Superior Avenue, Suite 2100, Cleveland, Ohio 44114-2603.

NN, Inc. manufactures and supplies high precision bearing components, consisting of balls, rollers, seals, and retainers, for leading bearing manufacturers on a global basis.

###